REG CF · LIVE ON HIGHLANDER

WE REINVENTED THE WHEEL. LITERALLY.

Five thousand years ago, the wheel changed the course of civilization. Shark Wheel has reinvented it for the modern age — a patented sine-wave design with scientifically proven advantages, already generating millions in revenue across agriculture, material handling, and consumer products.

INVEST NOW | SEE THE SCIENCE


SHARK WHEEL

SCIENTIFICALLY PROVEN

$1.00
RAISED THIS ROUND

$4.6M+
RAISED THROUGH CROWDFUNDING

~$11M
GROSS REVENUE '23–PRESENT

$15M+
LIFETIME REVENUE

REINKE • 3X NSF GRANT WINNER • 2 CONGRESSIONAL AWARDS • AS SEEN ON SHARK TANK • DISCOVERY CHANNEL • 3 FEDEX CO

PREPARING SHARK WHEEL FOR ITS NEXT STRATEGIC CHAPTER

Shark Wheel is entering a stage where management believes multiple paths could create significant shareholder value — including continued growth, a strategic investment, merger, or potential acquisition.

The company has previously engaged in advanced discussions regarding a strategic transaction, including a potential transaction in May 2024. Management intends to continue building revenue, expanding commercial relationships, and strengthening the business while remaining open to opportunities that could maximize shareholder value.

This round is being offered through a convertible note structure, allowing the company's valuation to be established in connection with a future qualified financing or other conversion event, subject to the terms of the note.

Our objective is simple: build Shark Wheel into a substantially more valuable company while maintaining flexibility to pursue the strategic path that creates the greatest value for shareholders.

THE EXIT STRATEGY

WHY INVEST

SIX VALIDATION POINTS

Shark Wheel has spent a decade proving the sine-wave wheel works — in the lab, in the field, and in the market. Here's why the company believes now is the moment.

01

IP LOCK ON THE SINE-WAVE WHEEL

Patents and trademarks covering sine-wave wheels — issued in the US, across Europe, China, Japan, Canada, South Africa, Argentina, Egypt and more, with several more patents pending.

02

MILLIONS IN REVENUE

Over $15 million in lifetime revenue — roughly $11M in gross revenue from 2023 to present — even while operating primarily as an R&D company.

03

BIG-NAME PARTNERS

Current and former partners include Harley-Davidson, Samsonite, Spyder and Reinke — and Shark Wheel has recently signed a contract with Fortune 500 company Grainger.

04

SCIENTIFICALLY PROVEN

Defined, university-tested performance advantages: rolling resistance, obstacle avoidance, rebound, rutting, longevity and more.

05

AWARD-WINNING PERFORMANCE

Best New Product at the largest US agriculture trade show, Innovator of the Year, and two Congressional awards in 2025.

06

FROM R&D TO REVENUE

Years of patented R&D are becoming commercial products. Shark Wheel is launching new applications across multiple markets — turning proven innovation into scalable revenue.

— IN THE SPOTLIGHT —

AMERICA HAS WATCHED THIS WHEEL ROLL

From the most-watched season finale in Shark Tank history (10M+ viewers) to Discovery Channel, three FedEx commercials, FOX, Germany's Galileo — and winning FOX Business's America's Real Deal outright.


SHARK TANK · SEASON 6 FINALE
nationlongboarding
Watch on YouTube


DISCOVERY CHANNEL
Zack Fleishman
Watch on YouTube


FEDEX COMMERCIAL
Shark Wheel Skate
Watch on YouTube


Shark Wheel
Watch on YouTube

— THE TECHNOLOGY

NATURE'S PREFERRED MOTION, ENGINEERED

Inventor David Patrick discovered the sine wave repeating throughout nature — in how snakes slither, sharks swim, and humans walk. He refused to accept that the 5,000-year-old circular wheel was the final design.


Traditional Wheel
A traditional wheel shape will "knife" into a soft surface, digging deeper and deeper with each rotation until the forward motion stops.
Shark Wheel
The alternating pattern of the shark wheel "bites" into a soft surface.
This keeps the wheel from digging in and allows it to travel effortlessly across the top of the surface on a much larger, and more efficient contact patch.
Contact Patch (High Friction Surface)
Contact Patch (Low Friction Surface)

FLAT ON SIX SIDES. BETTER IN EVERY DIRECTION.

The patented Shark Wheel is flat on six sides yet rolls perfectly — the alternating left-right-left-right pattern averages to a straight line, the same way a human's alternating gait walks perfectly straight.

The result is a wheel with the skinny footprint of a thin wheel **and** the wide profile of a large wheel, combining the benefits of both:

- Low friction, fast, maneuverable, easy to swivel
- Off-road ability, load capacity, lateral grip, longevity
- Built-in heat vents that release the #1 cause of industrial wheel failure
- Grooves channel liquid, sand and gravel away from the contact patch

ONE WHEEL. EVERY INDUSTRY.

The same geometry works from a 54mm skateboard wheel to a center-pivot irrigation wheel — a perfect fit for wheelchairs, strollers, agriculture equipment, forklifts, luggage, shopping carts, medical carts, roller skates, office chairs, hospital beds and much more.

Shark Wheel pays the same price per wheel as any other wheel company. There is no price penalty and no time penalty for any company choosing Shark Wheel products.


Sand
Gravel
Hard and soft surface
ADVANTAGES
Wet terrains
Rough terrains
Turns
+
=

— THE PROOF —

SCIENTIFICALLY PROVEN ADVANTAGES

Tested at San Diego State University's Mechanical Engineering Department, by the world's largest skateboard wheel manufacturer, at a Canadian test facility, and through 3 years of Fortune 50 field testing.

35.52%
LESS ROLLING RESISTANCE
SDSU · 30lb load, 0–650rpm

57%
LESS ROLLING RESISTANCE FOR CASTER DESIGN
Scientific testing from the largest caster company globally

15%
REBOUND & SPEED ADVANTAGE
Largest wheel manufacturer, apples-to-apples

Varying Improved Performance
OBSTACLE AVOIDANCE ADVANTAGE
Credited across multiple testing environments







Additional testing: longevity/wear advantage at a Canadian facility; rolling-resistance and off-road advantages found by German TV show Galileo (aired Dec 2016); a real-world Fortune 50 customer acceptance test showed a wear (longevity) advantage. NASA's next lunar rover moves in a sine wave — validating the design Shark Wheel pitched to ten NASA engineers.

— MAJOR PROJECTS —

ONE TECHNOLOGY. SIX MARKETS AND COUNTING.

Shark Wheel Inc. is the parent company holding the patents. Investors take ownership in the parent — and are part of every wheel market Shark Wheel ever enters.



#1 · LARGEST DIVISION

CENTER-PIVOT IRRIGATION

Born from $1M+ in National Science Foundation grants. The only airless tire for industry leader Reinke — it minimizes rutting, never goes flat, and is modular. The new low-cost FLOAT wheel launches in 2026, cutting retail price ~30% and opening a global buyer market.

FLOAT LAUNCHES 2026



#2 · MATERIAL HANDLING

PALLET JACK & FORKLIFT

Introduced at ProMat 2026, the industry's biggest trade show. Signed deal with Grainger (Fortune 500) to launch in Q4 2026/Q1 2027. Two patents issued; selling into Classes 1–5. Obstacle avoidance, longer life, less charging.

GRAINGER DEAL SIGNED



#3 · LICENSING

LUGGAGE

Signed licensing deals put Shark Wheels on Samsonite golf luggage, Harley-Davidson luggage (sold at dealers nationwide and Amazon), Spyder, and SkyValet smart luggage — whose crowdfunding campaign approached $1M once Shark Wheels became the headline feature.

SAMSONITE · HARLEY-DAVIDSON



#4 · PROOF OF CONCEPT

SKATEBOARDS & ROLLER SKATES

Amazon best seller badge award winner in 2024/2025 and winner of multiple international skateboarding competitions — the original proof the wheel performs. Hundreds of thousands of social media followers made



#5 · LAUNCHED 2025

WHEELCHAIR CASTERS

The F.L.E.X. twin-caster — Front caster for Low rolling resistance, Energy efficiency and eXploration — introduced at the Abilities Expo LA. An industry leader begins testing for a 2027 launch; initial tests show better rough-terrain



#6 · INDUSTRIAL CASTERS

CASTERS

Shark Wheels are now featured on Case Systems' Salto product line, bringing our patented wheel technology into educational furniture and casework used in schools across the U.S. — from cabinetry and tables to 3D

total social media followers to over 370,000 followers in the past 18 months.

AMAZON BEST SELLER

INDUSTRY LEADER TESTING

rolling with iconic brands including Harley-Davidson, Spyder and Samsonite luggage.

CASE SYSTEMS · SALTO

Project pipeline on deck: tractors (~80% complete — the most important wheel Shark Wheel will ever create, applicable to agriculture, car tires, mining, construction and forestry), office chairs, medical casters, and shopping carts — casters completed, awaiting first orders. Identified markets with proven advantages: oil & gas roller conveyance, military vehicles and cases, strollers, golf carts, gym equipment, planetary rovers and more.

THE STRATEGY

FROM COMPONENTS BRAND TO PRODUCTS BRAND

Shark Wheel has historically been an R&D company that recently transformed into a sales company — and it's following a proven playbook to go further.

THE SWITCH MODEL

S W I T C H

Shark **W**heel **I**ntegrating **T**echnology to **C**reate **H**ardware — the company's written strategy for evolving from selling components into selling complete products, already in motion in negotiating joint venture deals in various industries.

Shark Wheel is preparing a late 2026 launch of multiple consumer product lines, expanding its patented sine-wave wheel technology beyond components into completed products.

BABOLAT
Tennis strings → #1 racket company in the world

GOPRO
Camera mounts → category-defining action cameras

BOSE
Audio components → premium consumer audio brand

DJI
Flight controllers → world's leading drone maker

THE EXIT STRATEGY

BUILT TO BE BOUGHT

The current strategy calls for selling majority ownership while shareholders retain a stake to capture future upside. Shark Wheel may engage an investment bank to accelerate the timeline, and is actively looking to close a transaction.

$10M	$15M	$25M	$30M	$35M	$42.9M	Conv. Note
Q1 2014	Q2 2017	Q1 2019	Q1 2020	Q4 2020	2022	THIS ROUND

Previous valuations were in association with previous offerings and determined by the company, although an October 2023 independent third-party valuation recommended Shark Wheel be valued in the $48M–$66M range. Future earnings and projections are not guaranteed; it is possible that investors will receive no return at all.

HOW INVESTORS COULD GET PAID

1. **Sale of the company** — the primary strategy, with majority ownership sold and shareholders retaining upside.
2. **Going public** — IPO or reverse merger.
3. **Sale of a division** or divisions of the company.
4. **Disbursements** — if the company builds sufficient excess funds, it may pay dividends to all investors.

DELAWARE C-CORP & POTENTIAL TAX-FREE GAINS

Shark Wheel converted from a California LLC to a Delaware C-Corp (completed December 2023), starting the 5-year clock under IRS Code Section 1202 (QSBS) — which may allow profits from a sale of the company to be **tax-free** for investors who have held shares a minimum of 5 years.

It is important to speak to your tax advisor to see if you qualify.

GRANTS & AWARDS

VALIDATED BY THE U.S. GOVERNMENT

★ **3 of 4 National Science Foundation grants won** — $225,000 Phase I (2018), $724,313 Phase II (2019), $150,000 Phase IIb (2021) to develop and commercialize the irrigation wheel.

★ **2 Congressional Awards in 2025** recognizing Shark Wheel's innovation.

USE OF FUNDS

WHERE YOUR INVESTMENT GOES

MARKETING	34%
OPERATIONS	20%
INVENTORY PURCHASES	20%

- **2 Congressional Awards in 2025** recognizing Shark Wheel's innovation.
- **Best New Product** at the largest agriculture trade show in the US, plus Innovator of the Year.
- **FedEx Nationwide Small Business Grant Winner** (2015) and Kickstarter goal reached in 72 hours ($79,300 raised in 30 days, 2013).




UNITED STATES
House of Representatives
Certificate of Congressional Recognition
SHARK WHEEL, LLC

INVENTORY PURCHASES	20%
TOOLING	15%
R&D	6%
INTELLECTUAL PROPERTY	5%

Allocations shown reflect the maximum-raise use of funds (net of platform fees) and depend on the final amount raised. Funds also support hiring a tire-manufacturing/FEA simulation expert to finish the tractor wheel, professional marketing for the new agriculture machine brand, South American sales hires, and a fractional CFO to prepare the company to scale into a merger event.

THE TEAM

LEAN, RELENTLESS, PROVEN

A former ATP Tour professional, a 35-year executive operator, and a veteran dealmaker with multi-billion dollar M&A experience.

ZF

ZACK FLEISHMAN

CEO

Former professional tennis player, 10 years on the ATP Tour. Met inventor David Patrick through his tennis coach and joined forces to build a business around the sine-wave wheel — bringing relentless determination, long hours, and hard work.

GF

GARY FLEISHMAN

PRESIDENT

Leveraging over 35 years of executive management experience, including serving as Senior Vice President at Coldwell Banker, Gary is a proven business leader. His background ranges from promoting major concerts at the Hollywood Bowl to serving as president for innovative companies like Shark Wheel and 4sphere, where he drives corporate negotiations and high-level strategy.

WE

WILLIAM ELLISON

COO

He brings extensive executive experience to this role, having served as the Chairman and CEO of the investment firm Cadiz Capital, where he orchestrated multi-billion dollar corporate mergers and acquisitions. Mr. Ellison holds a Bachelor of Arts degree, which laid the foundational framework for his diverse 25-year career in operational leadership and international business development.

OWN A PIECE OF THE REINVENTED WHEEL

Imagine if you could have invested in the wheel 5,000 years ago. Today, you have that rare chance again.

INVEST NOW

INVESTMENT DETAILS

TERMS OF THE RAISE

Shark Wheel, Inc. is offering securities in the form of **Convertible Promissory Notes** (the "Notes"). A convertible note is a debt instrument used by emerging growth companies and startups that converts into equity during a future funding round or upon a merger, acquisition, or public listing, typically offering investors a discount and/or valuation cap to determine their share allocation.

All investors take ownership exposure in Shark Wheel, Inc. — the parent company that holds the patents — and participate in every subsidiary and every wheel market the company ever enters, including Shark Wheel Skate, Shark Wheel Electric, and Shark Wheel Agriculture.

- ✓ Over $15M in lifetime revenue; ~$11M gross revenue 2023–present

OFFERING SUMMARY

Regulation Crowdfunding (Reg CF)

Security Type	CONVERTIBLE PROMISSORY NOTES
Valuation Cap	$60,000,000
Discount	5%
Interest Rate	6.0% SIMPLE (365-day year)
Maturity Date	SEPTEMBER 10, 2029

Wheel Electric, and Shark Wheel Agriculture.

- Over $15M in lifetime revenue; ~$11M gross revenue 2023–present
- Agriculture division profitable as of Q2 2025 draft financials
- October 2023 independent valuation: $48M–$66M range
- Delaware C-Corp — potential QSBS Section 1202 tax benefits

Maturity Date	SEPTEMBER 10, 2029
Minimum Raise Amount	$10,000
Maximum Raise Amount	$4,300,000

$1.00 RAISED **1** INVESTORS

INVEST NOW

VIEW SEC FILINGS ↗

— INVESTMENT INCENTIVES & BONUSES —

EARN STACKABLE BONUS INVESTOR UNITS.

Investors can earn bonuses based on how early and how much they invest. All bonuses are issued as additional Investor Units in Shark Wheel SPV, LLC — the SPV that holds the Convertible Note — with each bonus unit representing an additional $1.00 of Note principal. Bonus units are issued at the closing in which the investment is accepted.

TIME-BASED

The earlier you invest, the bigger the bonus.

Super Early Bird Invest within the first 2 weeks of this Reg CF offering	+5% BONUS INVESTOR UNITS
Early Bird Bonus Invest during weeks 3–4 of this Reg CF offering	+3% BONUS INVESTOR UNITS
Last Chance Bonus Invest during weeks 5–6 of this Reg CF offering	+2% BONUS INVESTOR UNITS

AMOUNT-BASED

The more you invest, the bigger the bonus.

Tier 1 Invest $1,000–$4,999	+1% BONUS INVESTOR UNITS
Tier 2 Invest $5,000–$9,999	+2% BONUS INVESTOR UNITS
Tier 3 Invest $10,000–$24,999	+3% BONUS INVESTOR UNITS
Tier 4 Invest $25,000+	+5% BONUS INVESTOR UNITS

LOYALTY BONUS

Existing Shark Wheel investors receive 1% bonus Investor Units.

+1% BONUS INVESTOR UNITS

HOW IT STACKS: Investors receive one Time-Based bonus and one Amount-Based bonus (if eligible), plus the Loyalty Bonus (if eligible), and these are added together. **Example:** an existing investor who invests $10,000 in week 1 receives 5% + 3% + 1% = 9% bonus Investor Units, for a total of 10,900 Investor Units.

*Investors can only receive one (1) amount-based incentive and one (1) time-based incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

****Fractional shares will be rounded up.

INVEST & LOCK IN YOUR BONUS

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FAQS

EVERYTHING YOU NEED TO KNOW ABOUT INVESTING

The basics on the process, the risks, the timing, and what happens after you invest.

INVESTMENT PROCESS

- How do I create an account and start investing? +
- What information do I need to provide? +
- What payment methods are accepted? +
- When is my investment actually finalized? +
- Can I cancel my investment after I make it? +

UNDERSTANDING THE RAISE

- Where can I find details about Shark Wheel, Inc.'s financials and valuation? +
- What types of securities am I buying (equity, SAFE, debt, etc.)? +
- What happens if we don't reach our minimum funding target? +
- Where can I learn more about this raise? +

RISKS & RETURNS

- What are the risks of investing in early-stage opportunities? +
- When and how could I see a return on my investment? +
- Is my investment liquid? Can I sell my shares? +

AFTER INVESTING

- What happens to my money after the raise ends? +
- How do I track my investment over time? +
- Will I receive updates from Shark Wheel, Inc. on my investment? +
- Are there tax implications resulting from my investment? +
- Is my personal and financial information secure? +
- What happens if I run into an issue with my investment? +

SHARK WHEEL

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Shark Wheel, Inc. · Mission Viejo, CA